

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 24, 2008

Mr. Hans Retterath
Chief Financial Officer
Tournigan Gold Corporation
1200-570 Granville Street
Vancouver, BC Canada V6C 3P1

> **Re:** **Tournigan Gold Corporation**
> **Form 40-F for Fiscal Year Ended September 30, 2007**
> **Filed January 30, 2008**
> **Response Letter Dated June 3, 2008**
> **File No. 0-50486**

Dear Mr. Retterath:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended September 30, 2007

Financial Statements

Note 19 – United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

1. We note your responses to our prior comments two and three. We re-issue the portion of our prior comments that addresses the accounting under US GAAP for:

   - exploration costs including drilling and related costs to upgrade mineral resources to reserves regardless of a projects stage of development; and,

- costs that are exploratory in nature incurred during the production stage.

Please tell us the amount of these costs that you have capitalized for each period reported. It appears that you need to modify your US GAAP accounting policy to expense these costs as incurred.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief